UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES


(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Pearson Plc


2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights:                               (   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
attached:                                                                  (   )

An event changing the breakdown of voting rights:                          ( X )

Other (please specify) :                                                   (   )



3. Full name of person(s) subject to the notification obligation:

Templeton Global Advisors Limited


4. Full name of shareholder(s) (if different from 3.):

Bank of New York
Euroclear
HSBC Bank Plc
JP Morgan Chase Bank
Mellon Bank
Merrill Lynch Intl. Ltd.
Royal Trust Corp. of Canada
State Street Bank


5. Date of the transaction and date on which the threshold is crossed or reached if different):

16 May 07


6. Date on which issuer notified:

16 May 2007


7. Threshold(s) that is/are crossed or reached:

6%


8. Notified details:


A: Voting rights attached to shares

Class/type of shares            Situation previous to
if possible using the           the Triggering
ISIN CODE                       transaction
                       Number of shares       Number of voting Rights
Ordinary of GBP 0.25   56,370,274             7.00%
ISIN:
GB0006776081



                     Resulting situation after the triggering transaction
Class/type of shares Number of shares  Number of voting rights    % of voting rights
if possible using
the ISIN CODE
                     Direct            Direct     Indirect        Direct    Indirect
Ordinary of GBP 0.25                              56,370,274                6.99%
ISIN:
GB0006776081


B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting     % of voting
financial                    Period/ Date        rights that may be   rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.





Total (A+B)
Number of voting rights       % of voting rights
56,370,274                    6.99%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:





Proxy Voting:


10. Name of the proxy holder:




11. Number of voting rights proxy holder will cease to hold:




12. Date on which proxy holder will cease to hold voting rights:




13. Additional information:




14. Contact name:

Lori A. Weber
Assistant Secretary, Franklin Resources, Inc.


15. Contact telephone number:

954-847-2283





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 17 May 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary